February 8, 2006
VIA EDGAR AND FAX
Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	webMethods, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2005
Form 8-K filed October 25, 2005

File No. 1-15681
Dear Mr. Skinner:
We have reviewed the Staff’s comments set forth in its letter dated January 19, 2006 with respect to the above-referenced filings. Enclosed herewith are the Staff’s comments followed by the responses of webMethods, Inc. (the “Company”).
Form 10-K for the Fiscal Year Ended March 31, 2005
Item 8. Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies

COMMENT 1:	We have considered your response to prior comment number 5 from our letter dated September 22, 2005 and remain unclear with respect to various aspects of the intellectual property settlement and the related accounting. To clarify our understanding, please provide the following additional information:
•	Describe, in reasonable detail, the nature of the claims made by the private company against your customers. In this regard, describe the nature and purpose of the private company’s product or technology. Also, describe the specific actions or activities of your customers that the private company claimed infringed their intellectual property;

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

•	Describe, in reasonable detail, the relationship between your products and the actions or activities of your customers that led to the infringement claims by the third party;

•	Describe, in reasonable detail, the nature of, and parties to, the “contemporaneous litigation matter” in which the private company conceded that your products did not infringe the private company’s patent. Describe any damages or relief sought. Explain when and how the litigation matter was resolved.

RESPONSE:	In the Fall of 2002, the third party initiated a lawsuit (the “Initial Action”) in Federal court against five companies, alleging that each had infringed the third party’s intellectual property rights represented by a patent (the “Patent”) which had been assigned to the third party. As issued by the United States Patent and Trademark Office (the “USPTO”), the Patent read broadly on the utilization of data integration systems and methods. The third party sought damages and “reasonable royalties” in excess of several million dollars from each of the defendants, as well as unspecified injunctive relief.

Each of the defendants had publicly disclosed that they had realized significant returns on investment in their implementation of business-to-business integration (“B2Bi”) or enterprise application integration (“EAI”) projects, some of which were projects supported by certain of the Company’s products. Although such testimonials were consistent with the Company’s general business value proposition, by their own admission many of the defendants also had implemented multiple other B2Bi or EAI projects, which were projects not supported by the Company’s products. In the case of these other projects, the defendants had carried out the integration projects using their own internal information technology (“IT”) staff, methods and systems, or utilized the products or services of some of the Company’s business integration competitors.

As described in more detail below, the third party did not make infringement claims directly against the Company and did not claim that any of the Company’s products, as sold, infringed the Patent.

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

Despite the fact that the Company was not named or formally implicated in the Initial Action, the Company concluded at the commencement of the Initial Action that it had a compelling business interest in its outcome, as discussed in more detail below in response to the Staff’s comment number 2. From the outset, the Company sought to challenge the third party’s assertions with respect to the Patent, including providing legal and technical assistance to the defendants and researching ways to preclude the third party from harassing other customers of the Company.

In the Winter of 2002, the Company initiated its own lawsuit against the third party in Federal court (the “Second Action”), seeking a declaratory judgment that the Patent was invalid, unenforceable and void, that the Patent was not infringed by the Company or its customers, and permanently enjoining the third party from pursuing patent litigation against the Company, its products or its customers. Ultimately, the Company did not have the opportunity to challenge the validity of the Patent in this action. The third party was successful in arguing, as a procedural matter, that because the Company was not the manufacturer of an infringing system, the Initial Action, which was already underway, was more likely to address the judiciable issues of the Patent’s validity. In connection with motions made in the Second Action, the third party reiterated its position that the Company was merely a supplier of products which did not, in and of themselves, infringe the Patent.

Following the decision in the Second Action, the Company filed a motion to intervene in the Initial Action, which was heard by a third Federal judge (the “Third Action”). Notwithstanding the position it took in the Second Action, the third party vigorously argued in the Third Action against allowing the Company to intervene in the Initial Action, stipulating further that neither the Company nor its products were alleged to have infringed upon the Patent. Ultimately, the judge in the Third Action sided with the third party, and denied the Company’s motion to intervene in the Initial Action.

For the reasons further discussed in the Company’s response to the Staff’s comment number 2, on March 31, 2004, the Company entered into a settlement agreement with the third party (the “Settlement Agreement”), pursuant to which the Company paid $2.25 million to

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

the third party in April 2004 to secure a complete release and general license to the Patent for the Company and all of its past, current and prospective customers to the extent that they use or modify “webMethods Products” as defined in the Settlement Agreement.

COMMENT 2:	Describe for us, in greater detail, the various business reasons which led you to enter into a settlement agreement with the private company. As part of your response, address the following:
•	Describe the “various court proceedings” that could have resulted in potential expense. What court proceedings did you believe you would be involved in? Why did you believe you would be involved in them?

•	Describe the possible impacts on your existing customer relationships;

•	Describe the potential impact of the infringement allegations on your prospective business. In this regard, clarify both the potential impact you had identified or considered, as well as the specific infringement allegations that could result in that impact.

•	Describe the potential impacts of various outcomes of the infringement allegations on your business. Clarify the potential impacts, the various outcomes and the infringement allegations that could result in those impacts and outcomes.

RESPONSE:	Although the third party repeatedly stipulated that neither the Company nor its products infringed upon the Patent, the Company believed that the third party had targeted the defendants for litigation in the Initial Action based on their status as customers of the Company. Further, the Company believed that the litigation strategy of the third party was to (i) deny the Company the opportunity to challenge the third party’s Patent, which the Company believed to be invalid, unenforceable and void, (ii) obtain settlements from the five defendants in the Initial Action, (iii) use the proceeds of those settlements to initiate a wider round of litigation against other customers of the Company, and (iv) continue to target an increasing number of the Company’s customers in subsequent litigation until the

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

Company agreed to a settlement, notwithstanding the third party’s position that neither the Company nor its products infringed upon the Patent.

The Company also believed that third party had structured its litigation strategy such that each individual defendant had an incentive to settle with the third party rather than to attempt to litigate the validity of the underlying Patent, because of the relatively lower costs, measured in terms of expense and distraction, to any one of the defendants considering a settlement compared to the relatively higher costs associated with protracted patent litigation.

The Company, however, had a compelling business interest in encouraging the defendants not to settle with the third party before the Patent’s validity and enforceability had been litigated. Settlements by the defendants had the potential not only to damage the Company’s relationships with those defendants, who were not only existing customers but also prospects for new license sales, but also to negatively affect the ability of the Company to initiate new customer relationships with other prospects. Specifically, the Company was concerned that settlement of the Initial Action would create a negative market perception, potentially with respect to the Company’s ownership of its intellectual property and, at a minimum, that the Company’s customers and prospects would be subject to litigation risk. This perception would leave the Company at a competitive disadvantage with respect to its competitors. As a result, the pressure on the Company to reach a settlement with the third party, and the likely cost of such a settlement, would increase as the third party demonstrated increasing success in obtaining settlements from the Company’s customers.

As described above, the Company repeatedly attempted to join the Initial Action in order to have the opportunity to challenge the validity and enforceability of the third party’s Patent. The third party, however, was successful in preventing the Company from having the opportunity to challenge the validity or enforceability of the Patent over the course of a year and a half of litigation. By January 2004, three of the original defendants had settled with the third party. The Company was concerned that the other two defendants would settle and that, as a result of the success of the third party in the Initial Action, the third

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

party would initiate a wider second round of litigation, which the Company could respond to by (i) again attempting to enter the litigation, (ii) again trying to assist and encourage the defendants to devote themselves to challenging the validity and enforceability of the Patent, or (iii) entering into a settlement with the third party. The Company evaluated the potential costs to it of continued and protracted litigation between the third party and the Company’s customers and prospects, including the expenses of joining or attempting to join the litigation, the potential damage to customer relationships, the potential negative impact on the Company’s pipeline of new business, and the potential increase in the cost of settlement, and determined that it was in the best interest of the Company to enter into the March 2004 Settlement Agreement.

COMMENT 3:	Describe the material terms of the product license you acquired as part of the settlement. Explain whether it relates to past, current or future use of the underlying technology. Also, explain your basis for expensing this settlement. In this regard, explain the consideration you gave to capitalizing the amount and amortizing over future periods. Separately, explain your basis for reporting the settlement outside of cost of goods sold.

RESPONSE:	Pursuant to the Settlement Agreement, the third party granted to the Company a worldwide, non-exclusive, general license to the Patent with respect to “webMethods Products,” which is defined as any current or future products and related services manufactured, developed, used, sold, offered for sale, marketed, leased, licensed, or otherwise transferred by the Company or on the Company’s behalf. The license extends to any product of a third party into which webMethods Products are embedded, integrated, or otherwise combined, but only to the extent of the features, functions, systems, processes or methods included in, embodied by or provided by the webMethods Products. The license extends to each customer of the Company to the extent necessary to permit each customer to use any and all functions, features, systems, processes or methods included in, embodied by or provided by webMethods Products. The license does not extend any rights to customers of the Company to use any other potentially infringing features, functions, systems, processes or

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

methods included in, embodied by or provided by any product other than the webMethods Products.

As discussed in detail above in response to the Staff’s comments number 1 and 2, the Company believed that the patent infringement claims brought by the private company against five of the Company’s customers were without merit. Further, the Company believed that the Patent itself would have been found invalid and unenforceable upon judiciable review. However, as discussed in detail above in response to the Staff’s comments number 1 and 2, the Company determined that it had a compelling business interest in entering into the Settlement Agreement in order to bring to an end the then-existing litigation against the Company’s customers and in order to prevent the third party from making similar claims in the future against the Company’s customers.

The Company believed that the license that it received as part of the settlement had no value other than the value associated with terminating the ability of the third party to pursue these patent infringement claims against the Company, its products and customers. In this regard, (i) the Company did not believe that it had used, or in the future would use, any of the intellectual property covered by the licensed technology in its products, (ii) the Company did not believe that it would derive any revenue from its customers as a result of the rights granted to the Company and its customers under the license, and (iii) the Company did not intend to resell any of the third party’s products. Accordingly, the Company determined that it would receive no future benefit from the licensed technology and that the net realizable value of the license was zero. Therefore, the Company determined that the settlement payment should be accounted for as a current period expense rather than capitalized as a prepaid royalty expense and amortized over the effective life of the license.

As discussed above, (i) the Company did not believe that it had used, or in the future would use, any of the intellectual property covered by the licensed technology in its products and (ii) the Company did not believe that it would derive any revenue from its customers as a result of the rights granted to the Company and its customers under the license. The payment made to the third party was for settlement of claims against the Company’s past, current and future customers and

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

to avoid future claims. No value was ascribed by the Company to the intellectual property covered by the license. As a result, the Company classified the settlement payment as an operating expense rather than including it in the cost of goods sold.
Note 11. Stockholder’s Equity, page F-17

COMMENT 4:	We note your response to our previous comment number 7. In addition to the periodic payments received under the March 2001 OEM Agreement from i2, tell us the amount of any revenue recognized from i2 in each period subsequent to the date of the agreement and how you accounted for this revenue. Additionally, tell us how you determined the amount and the schedule of the cash payments received from i2 under the OEM Agreement.

RESPONSE:	The Company believes that the background related to all of the elements of the Integrated Reseller and OEM Agreement between the Company and i2 is useful in understanding the accounting for each of the elements. Accordingly, the Company’s response to the Staff’s specific comments is set forth in the context of discussing the full arrangement.

In May 2000, the Company entered into a Reseller Agreement with i2. In March 2001, the Company and i2 entered into the Integrated Reseller and OEM Agreement (the “i2 Agreement”). The i2 Agreement updated the preexisting Reseller relationship to reflect the Company’s expanded line of products and then current commercial terms. The i2 Agreement also established the terms of the new Original Equipment Manufacturer (OEM) relationship. In order to clearly identify these two separate components of the i2 Agreement in this response, the Reseller portion of the i2 Agreement is referred to as the “Reseller Agreement” and the OEM portion of the i2 Agreement is referred to as the “OEM Agreement”.

The new OEM relationship, pursuant to the OEM Agreement, provided i2 a non-exclusive and non-transferable right to embed and integrate, as an OEM, for a period of four years, certain Company products as part of the i2 product offerings. The OEM Agreement also included the right for i2 to provide as part of their Trade Matrix application hosting services, a hosted version of the Company’s product offerings. Under the OEM Agreement, i2 agreed to pay $10

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

million for the right to embed and host an unlimited amount of perpetual licenses (including maintenance) for a period of four years. The $10 million was to be payable in four annual payments, $4 million payable on or before March 28, 2001, and an additional $2 million to be paid on the first, second and third anniversary of the OEM Agreement. All OEM unlimited usage and unlimited sublicense rights of such Company product offerings were deemed paid in full to the Company upon receipt of the payment of these license fees from i2. This $10 million license and maintenance fee and the related timing of payments were based on negotiations between the two parties and were not contingent upon any future sales. The OEM Agreement provided for payments of the license and maintenance fee to be made over the four-year term and the schedule of payments was not dependent upon future sales.

In connection with the OEM Agreement, the Company also issued a warrant to i2, pursuant to which i2 had the right to purchase up to 750,000 shares of the Company’s common stock at an exercise price of $40.88 per share. Since the warrant was fully vested, immediately exercisable and non-forfeitable at the time of issuance, the warrant was deemed to be fixed and not performance-based. Therefore, the Company determined the fair value of the warrant in accordance with EITF 96-18 (Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services) at $23.6 million using the Black-Scholes valuation model. The Company determined that the $10 million in cash to be received from i2 in connection with the OEM Agreement should be offset against the $23.6 million warrant value, such offset to occur upon receipt of the cash over the four year term of the OEM Agreement. The Company re-characterized the resulting net $13.6 million as an expense because this transaction met the criteria under paragraph 16 of EITF Issue 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products”, and paragraph 18 of EITF Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. The OEM Agreement did not provide i2 with the right to be an exclusive provider of the Company’s products nor did it require i2 to order a minimum amount of the Company’s products in the future. The Company recorded this cost as a selling and marketing expense ratably over the four year term of the OEM

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

Agreement as the Company records similar commissions and payments to OEM vendors and resellers to this financial statement line item.

In March 2003, the OEM Agreement was modified to reduce the amount of OEM fees owed to the Company from $10 million payable over four years to $8.75 million payable over five years. In exchange, the number of resources committed by the Company to i2 was reduced and a fee previously due to i2 on certain maintenance agreements was eliminated. Due to those changes, the amortization of the remaining unamortized deferred warrant charge was changed from four years to five years to coincide with the new payment schedule, resulting in a decrease of annual amortization in fiscal years 2004 and 2005.

The Company recorded no revenue for the payments associated with the OEM Agreement. The total committed amount received under the OEM Agreement was $8.75 million, all of which was offset against the value of the warrant issued to i2 in connection with the OEM Agreement. The Company received no other payments with respect to the OEM Agreement.

Also, as part of the i2 Agreement, the Company and i2 updated their existing Reseller relationship. The updated Reseller Agreement gave i2 the right to sell to third parties perpetual or term licenses of certain webMethods products. This strict reseller right was separate from the OEM or authorized hosted services right. The terms of the i2 Agreement clearly labeled the “Reseller paradigm” versus the “OEM paradigm.” This was done to clarify that no additional fees were payable under the OEM paradigm and subsequent fees, if any, due under the i2 Agreement were pursuant to the Reseller Agreement under the Reseller paradigm.

Payments to be received under the Reseller Agreement were to be based on a 50/50 net revenue split between i2 and the Company, if any subsequent sales were to occur. There was no obligation or commitment for purchases under the Reseller Agreement. These payments were due from i2 upon sell-through and subsequent receipt of payment by the end-user. The Company did not record revenue until it received the cash payments from i2.

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

At the time of the transactions, the Company evaluated the accounting treatment for the committed amounts received under the OEM Agreement and the accounting treatment for subsequent revenue, if any, received from i2 under the Reseller Agreement. The Company’s evaluation of the accounting was done in accordance with Statement of Position “SOP” 97-2, “Software Revenue Recognition”, as amended and modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, SEC Staff Accounting Bulletin No. 101, “Revenue Recognition”, and other authoritative accounting literature including EITF 00-25, and subsequently EITF 01-09. As discussed above, the Company concluded that the committed amounts received in connection with the OEM Agreement should be offset against the value of the warrant issued to i2 in connection with the OEM Agreement. The Company also concluded that the resulting net $13.6 million should be re-characterized as an expense and amortized ratably over the four year term of the OEM Agreement because this transaction met the criteria under paragraph 16 of EITF Issue 00-25 and paragraph 18 of EITF Issue 01-09.

In addition, the Company considered whether subsequent payments, if any, received under the Reseller Agreement should be offset against the value of the warrant issued to i2 in connection with the OEM Agreement. Because (i) there were no purchase orders or purchase commitments outstanding at the time the Reseller Agreement was entered into, (ii) there were no minimums or guarantees associated with the Reseller Agreement, (iii) the Reseller Agreement, and fees due under the agreement, were not tied in any way to the OEM Agreement, (iv) the Reseller Agreement did not provide i2 with the right to be the exclusive provider of the Company’s products and (v) the terms of the Reseller Agreement were substantially consistent with the terms of reseller agreements that the Company had entered into with other third parties, the Company concluded that, if it received any amounts under the Reseller Agreement, the subsequent transactions under the Reseller Agreement should be treated as distinct and separate from the committed amounts received under the OEM Agreement and as distinct and separate from the warrant issued to i2 in connection with the OEM Agreement. Accordingly, the Company

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

concluded that it should recognize any amounts received under the Reseller Agreement as revenue following its established revenue recognition policy at the time of the transaction and in accordance with the Company’s revenue recognition policy, rather than recording the transaction as an offset against the value of the warrant issued to i2 in connection with the OEM Agreement.

The amount of revenue recognized from i2 under the Reseller Agreement for each fiscal year subsequent to the March 2, 2001 effective date of the i2 Agreement is as follows:

($thousands)
Fiscal Year
Ending	License	Maintenance	Services	Total
March 31, 2002	1,984	122	90	2,196
March 31, 2003	1,069	486	25	1,580
March 31, 2004	0	179	0	179
March 31, 2005	0	73	0	73

Totals	3,053	860	120	4,028

Form 8-K, filed October 25, 2005

COMMENT 5:	We note your response to prior comment number 10 from our letter dated September 22, 2005. Please note that the requirements of Item 10(e)(1)(i) of Regulation S-K specifically apply to information furnished under Item 2.02 of Form 8-K. See instruction 2 to Item 2.02 of Form 8-K.

RESPONSE:	The Company notes the Staff’s comment that Item 10(e)(1)(i) of Regulation S-K applies to information furnished under Item 2.02 of Form 8-K and endeavors to prepare these filings in accordance with these provisions.

COMMENT 6:	In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note the following:

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

•	The presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles;

•	Your reference to “core operations” and “core operating performance,” for both you and your competitors, may create the unwarranted impression that “core operations” and “core operating performance” are defined items that are calculated consistently under a comprehensive set of accounting rules or principles; and,

•	You describe as unusual or infrequent charges where the nature of the charge is such that it appears reasonably likely to recur within two years or there was a similar charge within the prior two years.

RESPONSE:	The Company has reviewed the Staff’s comments and notes the Staff’s position and the general trend of the Company’s peers with respect to the presentation of non-GAAP financial information. The Company has determined that it will discontinue its practice of providing non-GAAP financial measures to investors in its quarterly earnings releases. The Company intends to continue to provide information regarding specific GAAP items that management considers or excludes in evaluating the performance of the Company.

Consistent with this approach, the Financial Outlook section of the press release related to the results of operations for the Company’s fiscal third quarter ended December 31, 2005 (the “Company 3rd Quarter Press Release”) provides guidance on a GAAP basis only and also provides the expected amounts of certain GAAP items. The Company 3rd Quarter Press Release was furnished in the Company’s Form 8-K dated January 23, 2006. A copy of the press release also is attached to this letter as Annex A.

Please note that the Company determined that, because it had previously provided guidance to investors for the quarter ended December 31, 2005 on both a GAAP and a non-GAAP basis, it would be confusing to investors to eliminate all non-GAAP information in the Company 3rd Quarter Press Release. Accordingly, the Company

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

took the intermediate step, for the quarter ended December 31, 2005 only, of providing the limited non-GAAP financial information described below.

With respect to the specific comments of the Staff, the Company believes that its past presentation of the non-GAAP financial measures used by management provided investors with useful, additional information with which to evaluate the ongoing operations of the Company and trends in the Company’s business. However, in response to the concerns raised in the Staff’s comments, and in connection with the transition described above, the Company set forth the presentation of non-GAAP financial information included in the Company 3rd Quarter Press Release as follows:
•	The Company deleted the full non-GAAP Statement of Operations and replaced it with a reconciliation of the limited number of non-GAAP measures presented in the press release to the most nearly comparable GAAP financial measures. These non-GAAP measures consist of non-GAAP net income, non-GAAP net income per share, non-GAAP operating income and non-GAAP operating margin. The press release includes an explanation of why these measures were selected, and why the Company believes that they provide useful information to investors regarding the Company’s financial condition and results of operations. In addition, the Company limited the presentation of non-GAAP financial measures and, accordingly, the reconciliation, to the quarter ended December 31, 2005. This is in contrast to the Company’s previous presentation of non-GAAP financial information, which included information for the current three month period, the year to date period and the comparable periods of the prior year.

•	The Company did not include any references to “core operations” or “core operating performance.”

•	Each of the non-GAAP measures presented in the Company 3rd Quarter Press Release excludes only GAAP items that the Company believes to be nonrecurring in nature. Although the Company historically also excluded certain restructuring charges from its non-GAAP financial measures, the Company incurred no restructuring charges in the quarter ended December 31, 2005.

COMMENT 7:	We have considered your response to prior comment number 10 from our letter dated September 22, 2005, together with the non-

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

GAAP information included in the press release furnished in the Form 8-K filed October 25, 2005. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Following are such inconsistencies in greater detail:
•	Your presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP cost of revenue, non-GAAP gross profit, various non-GAAP operating expense items, non-GAAP operating income and non-GAAP net income (loss). However, the disclosure that you have provided regarding these measures appears generic in nature and does not appear to address any of the measures individually. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

•	We note no substantive disclosure that addresses the disclosures in Question 8 of the FAQ. For example, you do not explain why it is useful to investors to eliminate non-cash charges from a performance, as opposed to liquidity, measure. Further, you do not explain the material limitations associated with each measure or the manner in which management compensates for such limitations.

To the extent that the non-GAAP measures exclude items that are considered recurring in nature, you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measure is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs.

RESPONSE:	As noted in the Company’s response to the Staff’s comment number 6, the Company has determined that it will discontinue its practice of providing non-GAAP financial measures to investors in its quarterly earnings releases, beginning with the earnings release related to the Company’s fiscal fourth quarter ending March 31, 2006. With respect to the bullet points in the Staff’s comment number 7, the Company

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

revised the presentation of non-GAAP financial information in the Company 3rd Quarter Press Release as follows:
•	As noted in the Company’s response above to the Staff’s comment number 6, the Company deleted the full non-GAAP Statement of Operations and replaced it with a reconciliation of the limited number of non-GAAP measures presented in the press release to the most nearly comparable GAAP financial measures. In addition, the Company revised its disclosure to more specifically address why the Company believes that the non-GAAP financial measures provide useful information to investors and management and to more specifically address how management uses this information. Specifically, the disclosure states,

“In addition to evaluating webMethods’ GAAP-based financial information, management of webMethods evaluates the performance of the Company, makes decisions regarding operations, and historically has provided guidance using non-GAAP financial measures that exclude the effects of certain non-cash amortization charges and unusual or infrequent items that are required to be included in accordance with GAAP. This press release contains the following non-GAAP financial measures for the quarter ended December 31, 2005: non-GAAP net income, non-GAAP net income per share, non-GAAP operating income and non-GAAP operating margin percentage. webMethods believes that these non-GAAP financial measures provide management and investors with useful, additional information to evaluate the ongoing operations of the company and trends in the company’s business. In addition, webMethods believes that these non-GAAP financial measures may be useful to investors because the company has historically provided similar information, and some investors use these measures in analyzing the company’s performance and in comparing the performance of other companies. The non-GAAP financial measures should not be considered in isolation from, or as a substitute for, measures of financial performance prepared in accordance with GAAP.”

•	As noted in the Company’s response above to the Staff’s comment number 6, each of the non-GAAP measures presented in the Company 3rd Quarter Press Release excludes only GAAP items that

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

the Company believes to be nonrecurring in nature. However, the Company did include in the press release disclosure explaining the material limitations associated with its non-GAAP measures and the manner in which management compensates for these limitations. Specifically, the disclosure states:

“Investors also are cautioned that there are material limitations associated with the use of the non-GAAP financial measures contained in this press release. Specific limitations include:
o	The non-GAAP financial measures do not present the comprehensive information regarding the company’s performance that is presented by the most nearly comparable GAAP financial information because each of these non-GAAP measures excludes items required by GAAP;

o	Although the company considers the charges and credits reflected in the non-GAAP adjustments to be unusual or infrequent, the company in the future may take actions that result in similar charges or credits;

o	Because the adjustments made in the non-GAAP financial measures are not in accordance with GAAP, the company’s non-GAAP financial measures may differ from non-GAAP information used by other companies and may not permit meaningful comparisons to similar measures of other companies.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP financial measures. In addition, as noted above, management evaluates the non-GAAP financial measures together with the most nearly comparable GAAP financial information.”
* * * * *

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

In connection with its response to the Staff’s comments, the Company acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brad Skinner
Securities & Exchange Commission
February 8, 2006

Please do not hesitate to contact me at 703-460-6055 or Mark Wabschall at 703-251-7151 with any further questions or if you would like any additional information.

Very truly yours,

/s/ Douglas McNitt

Douglas McNitt
General Counsel

cc:	Stathis Kouninis, Staff Accountant
Marc Thomas, Senior Staff Accountant
David Mitchell, webMethods, Inc.
Mark L. Wabschall, webMethods, Inc.
Edmund D. Graff, webMethods, Inc
Lawrence T. Yanowitch, Esq., Morrison & Foerster LLP

ANNEX A
Contacts:
Christopher Martin, Investor Relations
703.460.6609
Christopher.Martin@webmethods.com
John Conley, Public Relations
703.460.5996
John.Conley@webmethods.com
WEBMETHODS REPORTS FISCAL THIRD QUARTER FINANCIAL RESULTS
Sequential License Revenue Growth Contributes to Record Profitability
FAIRFAX, Va. — Jan. 23, 2006 — webMethods, Inc. (Nasdaq: WEBM), a leading provider of business integration and optimization software, today announced financial results for its fiscal third quarter ended December 31, 2005.
Total revenue for the quarter ended December 31, 2005 was $52.5 million, compared to $49.2 million in the prior quarter and $55.0 million in the prior year period. License revenue for the quarter was $22.0 million, compared to $19.4 million in the prior quarter and $26.0 million in the prior year period. Under U.S. generally accepted accounting principles (GAAP), the company’s net income for the December 2005 quarter was $5.5 million, or earnings of $0.10 per diluted share, compared to net income of $48,000, or $0.00 per diluted share, in the prior year period.
Adjusting the financial results as described below in “Non-GAAP Financial Measures,” the company reported non-GAAP net income of $4.4 million or $0.08 per diluted share in the quarter ended December 31, 2005. Important information regarding these results is provided below under “Non-GAAP Financial Measures” and should be read to better understand the adjustments excluded and why this information is presented.
For the nine months ended December 31, 2005, total revenue was $149.4 million, compared to $147.7 million in the prior year period. License revenue for the nine months ended December 31, 2005 was $59.8 million, compared to $64.6 million in the prior year period. GAAP net income for the nine months ended December 31, 2005 was $7.6 million, or $0.14 per diluted share, versus a net loss of $14.9 million, or loss of $0.28 per share, recorded in the prior year period.
“Our execution against our strategic plan to invest for growth while expanding margins allowed us to produce record profits for the quarter,” said David Mitchell, president and CEO, webMethods, Inc. “We were also able to meet our objective of double-digit non-GAAP operating margins a quarter ahead of schedule. During the quarter, we saw broad success with new and existing clients taking advantage of the differentiated aspects of our flagship software suite webMethods Fabric™.”

December 2005 Quarterly Financial Highlights:
•	Operating margin was 8% and non-GAAP operating margin was 10%.

•	International revenue accounted for approximately 40% of total revenue in the December 2005 quarter, as compared to 37% in the September 2005 quarter.

•	Cash and marketable securities at December 31, 2005 increased by approximately $900,000 to approximately $148.9 million from $148.0 million at September 30, 2005.

•	Total deferred revenue at December 31, 2005 increased by $1.2 million to $45.8 million from $44.6 million at September 30, 2005.
Financial Outlook: Based on currently available information, webMethods anticipates total revenue in the quarter ending March 31, 2006 will be in the range of $52 million to $55 million, which includes license revenue in the range of $21 million to $23 million. GAAP net income per diluted share for the March 2006 quarter is anticipated to be in the range of $0.05 to $0.10. GAAP net income for the March 2006 quarter is expected to include amortization expense of the deferred warrant charge of approximately $496,000 and amortization expense of acquired intangible assets of approximately $599,000.
Quarterly Business Highlights: During the December 2005 quarter, webMethods held its annual Integration World user conference in Atlanta, Georgia. The conference was highlighted by a number of webMethods customers, such as ABN Amro, Avnet, Johnson & Johnson and Motorola, discussing the business benefits that they are enjoying from employing webMethods technology. The conference also enjoyed record support from our industry partners, including Accenture, BearingPoint, GXS and Tata Consulting Services (TCS).
webMethods introduced a new series of solutions for the demand-driven enterprise that capitalize on the company’s significant strength around business activity monitoring (BAM) and service-oriented architecture (SOA) during the event. Other initiatives unveiled at Integration World included a partnership with TCS for the outsourced management of webMethods environments, and an agreement with Fair Isaac to embed the company’s business rules engine within future versions of webMethods Fabric.
The company also announced Common Criteria certification for webMethods Fabric during the December 2005 quarter. This is a globally accepted standard for IT security that serves as a prerequisite for selection within a variety of high-profile implementations.
webMethods was recognized during the quarter by Forrester Research as a Leader in the Enterprise Service Bus market [The Forrester WAVE™: Enterprise Service Bus, Q4 2005, Evolution of Top Enterprise Service Bus Vendors Across 100 Criteria (Nov. 15, 2005)].
In addition, as announced earlier today, webMethods was an overwhelming winner in the SOA Web Services Journal’s Readers’ Choice Awards for SOA. Specifically, webMethods was named the overall winner in seven of 21 categories, including:
•	Best SOA

•	Best Web Services Integration Tool

•	Best Integrated Services Environment

•	Best SOA Business Process Management (BPM) Engine

•	Best SOA Legacy Adapter or Utility

•	Best SOA Automation Tool, and

•	Best SOA Management Platform.

Global Customer Wins: webMethods won new and additional business in the December 2005 quarter with strategic customers worldwide. The following companies represent important new and follow-on business that closed during the December 2005 quarter: Adobe Systems, Inc., Johnson & Johnson, Johns Manville, U.S. Department of the Navy, Genzyme, Encover, Og Vodafone, U.S. Department of Transportation, PT Telekomunikasi Indonesia, Scotia Gas Networks, Tine BA, Alinta, Aurora, Smorgon Steel and Integrated Device Technology, among others.
Record Number of Customer Projects Move Into Production: In the December 2005 quarter, webMethods documented over 170 global customer projects that moved into production, including: laFarge North America, Inc., Corporate Express, ING Canada, General Casualty Company of Wisconsin, Sasktel, Ingersoll-Rand Company, Applera, Fairfax County Public Schools, Icelandair and Underwriters Laboratories, among others.
Conference Call Information: webMethods will host a conference call at 4:30 p.m. Eastern Time today to discuss the company’s fiscal third quarter financial results and its future guidance. The conference call will be available via telephone by dialing 1 (877) 468-1591 in North America or 1 (706) 679-0585 outside North America, or via webcast at www.webmethods.com/investors. A replay of this call will be available through January 28, 2006. Please dial 1-(800) 642-1687 in North America and 1-(706) 645-9291 outside North America, confirmation number 3896137.
Non-GAAP Financial Measures
In accordance with the Rules and Regulations of the Securities and Exchange Commission, webMethods prepares financial statements in accordance with GAAP. In addition to evaluating webMethods’ GAAP-based financial information, management of webMethods evaluates the performance of the company, makes decisions regarding operations, and historically has provided guidance using non-GAAP financial measures that exclude the effects of certain non-cash amortization charges and unusual or infrequent items that are required to be included in accordance with GAAP. This press release contains the following non-GAAP financial measures for the quarter ended December 31, 2005: non-GAAP net income, non-GAAP net income per share, non-GAAP operating income and non-GAAP operating margin percentage. webMethods believes that these non-GAAP financial measures provide management and investors with useful, additional information to evaluate the ongoing operations of the company and trends in the company’s business. In addition, webMethods believes that these non-GAAP financial measures may be useful to investors because the company has historically provided similar information, and some investors use these measures in analyzing the company’s performance and in comparing the performance of other companies. The non-GAAP financial measures should not be considered in isolation from, or as a substitute for, measures of financial performance prepared in accordance with GAAP.
Investors also are cautioned that there are material limitations associated with the use of the non-GAAP financial measures contained in this press release. Specific limitations include:
•	The non-GAAP financial measures do not present the comprehensive information regarding the company’s performance that is presented by the most nearly comparable GAAP financial information because each of these non-GAAP measures excludes items required by GAAP;

•	Although the company considers the charges and credits reflected in the non-GAAP adjustments to be unusual or infrequent, the company in the future may take actions that result in similar charges or credits;

•	Because the adjustments made in the non-GAAP financial measures are not in accordance with GAAP, the Company’s non-GAAP financial measures may differ from non-GAAP information used by other companies and may not permit meaningful comparisons to similar measures of other companies.
Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP financial measures. In addition, as noted above, management evaluates the non-GAAP financial measures together with the most nearly comparable GAAP financial information.

Each of the non-GAAP financial measures included in this press release reflects adjustments to the comparable GAAP financial measure for the quarter ended December 31, 2005 to: (1) exclude amortization expense of the deferred warrant charge, (2) exclude amortization expense of acquired intangible assets, (3) exclude a revision to an accrual for excess facilities cost and (4) include a provision for income taxes assuming a 35% effective tax rate.
•	The amortization expense of the deferred warrant charge relates to a single warrant granted by the company in March 2001 in connection with an original equipment manufacturer (OEM) Agreement entered into by the company at that time. The company believes the issuance of that warrant was unusual in its sales and marketing practices and that there is no direct correlation between the non-cash amortization expense of the deferred warrant charge and the financial results achieved under the OEM Agreement. Amortization expense of the deferred warrant charge is expected to end in April 2006. As a result, management does not include this charge in its internal review of the company’s current period operations.

•	The amortization expense of acquired intangible assets is a non-cash amortization expense relating to three acquisitions completed by the company in fiscal year ended March 31, 2004. This amortization expense is a fixed, non-cash charge that relates to prior-year acquisitions rather than current-period operations. As a result, management does not include this charge in its internal review of the company’s current period operations.

•	The revision in the accrual for excess facilities cost relates to the company’s reassessment of the liability recorded in the fiscal year ended March 31, 2002 for the closure of one of the company’s office facilities. The company reduced this liability to reflect future payments expected to be received under a sublease agreement entered into during the quarter ended December 31, 2005. This adjustment is a non-cash credit that relates to a prior year accrual of excess facilities costs rather than current period operations. As a result, management does not include this charge in its internal review of the company’s current period operations.

•	The adjustment to income taxes is to increase the tax provision to an assumed 35% tax rate. This adjustment excludes the benefit of offsetting taxable income by the utilization of net operating loss carryforwards generated in prior years. Management uses this assumed tax rate to facilitate comparison of the operating performance of the company with the performance of other companies.
The financial information attached to this press release contains a reconciliation of each of the non-GAAP financial measures presented to the most directly comparable GAAP financial measure. Investors are encouraged to review that reconciliation.

About webMethods, Inc.
webMethods (NASDAQ: WEBM) provides business integration software to integrate, assemble and optimize available IT assets to drive business process productivity. webMethods delivers an innovative, enterprise-class business integration platform that incorporates proven integration technology with next generation capabilities into one interoperable set of tools that delivers a unique combination of efficiency, agility and control. webMethods combines industry leadership with a zealous commitment to customers to deliver tangible business value to more than 1,330 global customers. webMethods is headquartered in Fairfax, Va., with offices throughout the U.S., Europe, Asia Pacific and Japan. More information about the company can be found at www.webMethods.com.
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The webMethods name and logo are registered trademarks of webMethods, Inc. in the United States and certain other countries. All other marks mentioned are trademarks or service marks of their respective companies.
This press release and the conference call announced in it may contain various remarks about the future expectations, plans and prospects of webMethods that constitute forward-looking statements for purposes of the safe harbor provisions of U.S. securities laws. Specific forward-looking statements relate to future market opportunities for webMethods’ solutions, webMethods’ products and services and their performance, the size and strength of our markets, the size and quality of our pipeline, expected future financial performance (including total revenue, license revenue, level of cash and marketable securities, non-cash or non-recurring charges, expenses, net earnings or loss, earnings or loss per share, and non-GAAP operating results per share), expected financial metrics, webMethods’ future cost savings and expense levels, the anticipated result of marketing and selling models and approaches, the anticipated contributions to webMethods’ future financial performance of certain products or geographic regions of its business, demand for some or all of its products and the contribution to webMethods’ revenue of business partners or webMethods’ products or services. Actual results of webMethods may differ materially from those indicated by these forward-looking statements as a result of various risks and uncertainties, including the impact of economic conditions, geopolitical factors, seasonal factors, competitive and pricing pressures, terrorism and related uncertainties in the U.S. and abroad on the company’s customers and prospects and their IT spending budgets and priorities; impact upon operations of legal compliance matters or internal controls review, improvement and remediation; difficulties in achieving or maintaining anticipated expense levels and controlling major expenses; variations in the size and timing of customer orders and demand for software offered by webMethods; impact of compliance programs and claims for alleged violations of requirements and duties; impact of changes in management or staff levels; variations in revenue influenced by software vendor or systems integrator partners; impact of rapid technological change; and these and other risks and uncertainties discussed more fully in webMethods’ SEC filings, including those discussed under the heading “Factors That May Affect Future Operating Results” in the Business section of webMethods’ Form 10-K for the year ended March 31, 2005 and webMethods’ Form 10-Q for the period ended September 30, 2005, which are on file with the U.S. Securities and Exchange Commission and may be accessed at www.sec.gov or webMethods’ investor relations web page at www.webMethods.com/investors/. webMethods disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this press release.

webMethods, Inc. Condensed Consolidated Statements of Operations
(in thousands, except shares and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2005	2004	2005	2004
Revenue
License	$21,964	$25,953	$59,821	$64,610
Professional services	11,627	11,854	34,636	36,455
Maintenance	18,908	17,156	54,945	46,601

Total revenue	52,499	54,963	149,402	147,666

Cost of revenue
Amortization of intangibles	599	599	1,797	1,797
License	218	252	703	1,117
Professional services and maintenance	13,232	13,764	40,267	42,317

Total cost of revenue	14,049	14,615	42,767	45,231

Gross profit	38,450	40,348	106,635	102,435

Operating expenses
Sales and marketing	19,549	22,764	53,875	65,126
Research and development	8,980	10,877	30,224	32,747
General and administrative	5,927	7,093	17,542	17,034
Restructuring and other related charges	(117)	—	602	2,756

Total operating expenses	34,339	40,734	102,243	117,663

Operating income (loss)	4,111	(386)	4,392	(15,228)

Interest income and other, net	1,469	560	3,617	1,585
Impairment of equity investment in private company	—	—	—	(1,057)

Net income (loss) before taxes	$5,580	$174	$8,009	$(14,700)

Provision for income taxes	70	126	455	195

Net income (loss)	$5,510	$48	$7,554	$(14,895)

Basic and fully diluted net income (loss) per share	$0.10	$0.00	$0.14	$(0.28)
Shares used in computing per share amount
Basic	53,772,555	53,155,607	53,586,645	53,024,466
Fully Diluted	54,429,491	53,651,756	54,075,287	53,024,466

webMethods, Inc. Condensed Consolidated Balance Sheets
(in thousands)
(Unaudited)

	December 31,	March 31,
	2005	2005

ASSETS
Current assets:
Cash and cash equivalents	$69,047	$57,209
Marketable securities available for sale	79,825	78,332
Accounts receivable, net	48,243	47,326
Prepaid expenses and other current assets	5,762	6,401

Total current assets	202,877	189,268
Marketable securities available for sale	—	14,513
Property and equipment, net	10,323	10,342
Goodwill	46,704	46,704
Intangibles assets, net	6,593	8,390
Other assets	4,074	6,127

Total assets	$270,571	$275,344

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,821	$8,673
Accrued expenses	11,050	16,506
Accrued salaries and commissions	9,362	12,219
Deferred revenue	41,298	43,055
Current portion of capital lease	338	475

Total current liabilities	68,869	80,928
Capital lease obligations, net of current portion	51	139
Other long term liabilities	3,346	3,374
Long term deferred revenue	4,492	6,371

Total liabilities	76,758	90,812

Total stockholders’ equity	193,813	184,532

Total liabilities and stockholders’ equity	$270,571	$275,344

webMethods, Inc. Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Nine Months Ended
	December 31,
	2005	2004

Cash flows from operating activities:
Net income (loss)	$7,554	$(14,895)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,045	4,725
Provision for (recovery of) doubtful accounts	(249)	241
Amortization of deferred stock compensation related to employee stock options and non-employee stock warrants	2,056	1,984
Amortization of acquired intangibles	1,798	1,798
Deferred rent	(343)	—
Loss on disposal of assets	13	—
Impairment of equity investment in private company	—	1,057

Increase (decrease) in cash resulting from changes in assets and liabilities:
Accounts receivable	(1,999)	(4,131)
Prepaid expenses and other current assets	513	(258)
Other assets	1,879	1,400
Accounts payable	(1,456)	267
Accrued expenses and other liabilities	(5,159)	(4,512)
Accrued salaries and commissions	(2,554)	1,132
Deferred revenue	(2,025)	3,786
Other liabilities	210	—

Net cash provided by (used in) operating activities	4,283	(7,406)

Cash flows from investing activities:
Purchases of property and equipment	(3,921)	(3,851)
Net maturities of marketable securities available for sale	13,174	3,366

Net cash provided by (used in) investing activities	9,253	(485)

Cash flows from financing activities:
Short-term borrowings	—	3,533
Payments on short-term borrowings	—	(6,080)
Payments on capital leases	(466)	(747)
Proceeds from exercise of stock options and stock issued under the ESPP	3,096	2,932

Net cash provided by (used in) financing activities	2,630	(362)

Effect of the exchange rate on cash	(4,328)	1,987

Net increase/(decrease) in cash and cash equivalents	11,838	(6,266)
Cash and cash equivalents at beginning of period	57,209	75,462

Cash and cash equivalents at end of period	$69,047	$69,196

webMethods, Inc.
Reconciliation of GAAP to Non-GAAP Financial Measures
(in thousands, except shares and per share data)
(Unaudited)

Three Months Ended
December 31, 2005

GAAP Net Income	$5,510

Plus:
Amortization of acquired intangibles(1)	599
Amortization of deferred warrant charges(2)	661
Less:
Revision of accrual for excess facilities cost(3)	(117)
Adjustment to income tax expense(4)	(2,283)

Non-GAAP Net Income	$4,370

Non-GAAP net income per share	$0.08
Shares used in computing per share amount	53,772,555

GAAP Operating Income	$4,111
Non-GAAP Operating Income(5)	$5,254
Non-GAAP Operating Margin Percentage(6)	10.0%
(1) Non-GAAP financial measures exclude amortization expense of acquired intangible asset charges of approximately $599,000. The amortization expense of acquired intangible assets is a non-cash amortization expense relating to three acquisitions completed by the company in fiscal year ended March 31, 2004. This amortization expense is a fixed, non-cash charge that relates to prior-year acquisitions rather than current-period operations. As a result, management does not include this charge in its internal review of the company’s current period operations.
(2) Non-GAAP financial measures exclude amortization expense of deferred warrant charges of approximately $661,000. The amortization expense of deferred warrant charge relates to a single warrant granted by the company in March 2001 in connection with an original equipment manufacturer (OEM) Agreement entered into by the company at that time. The company believes the issuance of that warrant was unusual in its sales and marketing practices and that there is no direct correlation between the non-cash amortization expense of the deferred warrant charge and the financial results achieved under the OEM Agreement. Amortization expense of the deferred warrant charge is expected to end in April 2006. As a result, management does not include this charge in its internal review of the company’s current period operations.
(3) Non-GAAP financial measures exclude the revision of an accrual for excess facilities cost of approximately $117,000. The revision in the accrual for excess facilities cost relates to the company’s reassessment of the liability recorded in the fiscal year ended March 31, 2002 for the closure of one of the company’s office facilities. The company reduced this liability to reflect future payments expected to be received under a sublease agreement entered into during the quarter ended December 31, 2005. This adjustment is a non-cash credit that relates to a prior year accrual of excess facilities costs rather than current period operations. As a result, management does not include this charge in its internal review of the company’s current period operations.
(4) Non-GAAP financial measures include a provision for income taxes assuming a 35% effective tax rate. This adjustment excludes the benefit of offsetting taxable income by the utilization of net operating loss carryforwards generated in prior years. Management uses this assumed tax rate to facilitate comparison of the operating performance of the company with the performance of other companies.
(5) Non-GAAP operating income excludes amortization expense of acquired intangibles, amortization expense of deferred warrant charges and the revision of an accrual for excess facilities.
(6) Operating margin is the percentage derived by dividing operating income by total revenue.
In accordance with the Rules and Regulations of the Securities and Exchange Commission, webMethods prepares financial statements in accordance with GAAP. In addition to evaluating webMethods’ GAAP based financial information, management of webMethods evaluates the performance of the company, makes decisions regarding operations, and historically has provided guidance using non-GAAP financial measures that exclude the effects of certain non-cash amortization charges and unusual or infrequent items that are required to be included in accordance with GAAP. This press release contains the following non-GAAP financial measures for the quarter ended December 31, 2005: non-GAAP net income; non-GAAP net income per share, non-GAAP operating income and non-GAAP operating margin percentage.
webMethods believes that these non-GAAP financial measures provide management and investors with useful, additional information to evaluate the ongoing operations of the company and trends in the company’s business. In addition, webMethods believes that these non-GAAP financial measures may be useful to investors because the company has historically provided similar information and some investors use these measures in analyzing the company’s performance and in comparing the performance of other companies. The non-GAAP financial measure should not be considered in isolation from, or as a substitute for, measures of financial performance prepared in accordance with GAAP.
Investors also are cautioned that there are material limitations associated with the use of the non-GAAP financial measures contained in this press release. Specific limitations include:
•	The non-GAAP financial measures do not present the comprehensive information regarding the Company’s performance that is presented by the most nearly comparable GAAP financial information because each of these non-GAAP measures excludes items required by GAAP;

•	Although the company considers the charges and credits reflected in the non-GAAP adjustments to be unusual or infrequent, the company in the future may take actions that result in similar charges or credits;

•	Because the adjustments made in the non-GAAP financial measures are not in accordance with GAAP, the company’s non-GAAP financial measures may differ from non-GAAP information used by other companies and may not permit meaningful comparisons to similar measures of other companies.
Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP financial measures. In addition, as noted above, management evaluates the non-GAAP financial measures together with the most nearly comparable GAAP financial information.